Exhibit – 99.1

Summary of the voting at the meeting for approving the Scheme of Amalgamation and Arrangement under Sections 391 to 394 read with Sections 78, 100 to 103 of the Companies Act, 1956 amongst Sterlite Industries (India) Limited, The Madras Aluminium Company Limited, Sterlite Energy Limited, Vedanta Aluminium Limited and Sesa Goa Limited and their respective Shareholders and Creditors

Particulars	For	%	Against	%	Total
Total number of members voted	703	81.65%	158	18.35%	861
Total value of votes	2,178,860,564	89.38%	2,58,752,657	10.62%	2,437,613,221

Valid number of members voted	657	89.75%	75	10.25%	732
Valid value of votes	2,127,360,907	92.00%	1,85,073,400	8.00%	2,312,434,307
Invalid number of members voted	46		83		129
Invalid value of votes	51,499,657		73,679,257		1,25,178,914